Direct Phone: 202.298.1735 jeffrey.li@foster.com

November 12, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Telecommunications

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Celeste M. Murphy Paul Fischer Robert S. Littlepage Christie Wong

Re:	Oriental Culture Holding LTD Draft Registration Statement on Form F-1/A Amended on October 11, 2019 CIK No. 0001776067

Ladies and Gentlemen:

On behalf of our client, Oriental Culture Holding LTD, a foreign private issuer organized under the laws of Cayman Islands (the “Company”), we are submitting this letter and the following information in response to a letter, dated October 23, 2019, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form F-1 (the “Draft Registration Statement”) submitted to the Commission on May 13, 2019, as amended on June 24, 2019, September 16, 2019 and October 11, 2019. Concurrently with the submission of this letter, the Company is filing herewith its registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Commission.

To facilitate your review, we have separately delivered to you four courtesy copies of the Registration Statement, marked to show changes to the Draft Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also included other information and data to reflect recent developments.

Draft Registration Statement on Form F-1/A, amended on October 11, 2019

Risk Factors, page 10

1.	We note your response to prior comment one, and reissue the comment in part. Please revise to provide risk factor disclosure addressing the risks posed to the company by virtue of its related party transactions. When you provide this risk factor disclosure, please disclose the percentage of overall accounts receivable, accounts payable, other payables, revenues, and selling and marketing expenses derived or expended by virtue of the related party transactions.

Response: We have revised the Registration Statement to provide risk factor disclosure addressing the risks posed to the Company by virtue of its related party transactions, including the percentage of overall accounts receivable, accounts payable, other payables, revenues, and selling and marketing expenses derived or expended by virtue of the related party transactions on page 16 of the Registration Statement.

November 12, 2019 Page 2

Dilution, page 42

2.	We note your response to comment 2 however, we reiterate our comment. Please revise your calculation of the amount of net tangible book value reported as of June 30, 2019 to be consistent with the methodology described in your response.

Response: We have revised the calculation of the amount of net tangible book value reported as of June 30, 2019 on page 43 of Registration Statement to be consistent with the methodology described in the Company’s prior response to the Staff.

Consolidated Financial Statements

Note 3 - Business Combinations, page F-45

3.	We note your response to our comment 5. Please also present the amounts of revenue and earnings of HKDAEx since the acquisition date included in the consolidated income statement for the reporting period, as required by ASC 805-10-50-2(h)(1).

Response: We have included the amounts of revenue and earnings of HKDAEx since the acquisition date included in the consolidated income statement for the reporting period as required by ASC 805-10-50-2(h)(1) on page F-45 of Registration Statement.

4.	We note your response to comment 6. Please revise the value assigned to the shares issued in the business acquisition, disclosed on page F-56, to be consistent with the disclosure of $1,495,505 on page F-44.

Response: We have revised the value assigned to the shares issued in the business acquisition on page F-56 of the Registration Statement to be consistent with the disclosure of $1,495,505 on page F-44.

The Unaudited Pro Forma Combined Financial Information As of and For Year Ended December 31, 2018, page F-68

5.	We note your response to comments 11 and 12. Please expand your Note (a) to describe how you calculated the adjustment of $665,078 to additional paid-in capital. Adjustments reflected in the pro forma adjustments column for each specific transaction should be factually supportable.

Response: We respectively advise the Staff that in accordance with S-X Rule 210.11.02(c)(3), since the acquisition occurred on May 9, 2019 and has been reflected in the June 30, 2019 unaudited interim balance sheet, no pro-forma balance sheet presentation is required.

6.	We note your response to comments 12 and 13. Since the consummation of a business combination is a major transaction and disclosure of pro forma financial information would be material to an investor, please present the purchase price allocation in a note to the pro forma information and reflect any adjustments to the pro forma balance sheet and pro forma income statement, as necessary. State in the note if adjustments were not material.

Response: We respectively advise the Staff that in accordance with S-X Rule 210.11.02(c)(3), since the acquisition occurred on May 9, 2019 and has been reflected in the June 30, 2019 unaudited interim balance sheet, no pro-forma balance sheet presentation is required.

If you have any questions or further comments regarding our responses to the Staff’s comments or the Registration Statement, please contact me by phone at 202-298-1735 or via e-mail at jeffrey.li@foster.com.

Very truly yours,

/s/ Jeffrey Li
Jeffrey Li

Enclosures

cc:	Yi Shao, Chief Executive Officer and Director of Oriental Culture Holding LTD

Lijia Ni, Chief Financial Officer of Oriental Culture Holding LTD